SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 26, 2025.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2nd floor

ZIP Code 01010-010, São Paulo – SP

Ana Lucia Pereira

Superintendent of Issuer Listing And Oversight

B3 S.A. - Brasil, Bolsa, Balcão

c.c.: CVM - Securities and Exchange Commission of Brazil

Mr. Fernando Soares Vieira – Superintendence of Relations with Companies

Mr. André Francisco de Alencar Passaro – Superintendence of Relations with the Intermediary Market

Ref.: OFFICIAL LETTER B3 188/2025-SLE of 05/23/2025 - Braskem S.A. - REQUEST FOR CLARIFICATION ON ATYPICAL FLUCTUATION

Dear Sirs,

We refer to Official Letter B3 188/2025-SLE ("Official Letter"), dates May 23, 2025, through which you request clarifications from Braskem S.A. ("Braskem" or "Company"), as detailed below:

“Ref.: Request for clarification on atypical fluctuation

Dear Sir/Madam,

Considering the recent fluctuations in the securities issued by this company, number of trades and trading volume, as shown below, we request you to inform by May 26, 2025, if there is any fact known to you would justify them.

Common Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Var. %	No Trades	Number	Volume (R$)
05/12/2025	10.58	10.58	11.25	10.98	10.95	5.39	375	51,000	559,860,00
05/13/2025	11.04	10.51	11.04	10.82	10.89	-0.55	151	22,400	242,423,00
05/14/2025	10.95	10.50	11.02	10.81	10.68	-1.93	269	77,100	833,776,00
05/15/2025	10.65	10.54	10.90	10.74	10.65	-0.28	213	36,700	394,195,00
05/16/2025	10.72	10.31	10.72	10.46	10.40	-2.35	188	31,600	330,646,00
05/19/2025	10.32	10.32	10.85	10.67	10.61	2.02	174	27,800	296,663,00
05/20/2025	10.54	10.46	10.82	10.68	10.82	1.98	73	11,100	118,513,00
05/21/2025	10.75	10.38	10.76	10.49	10.47	-3.23	146	21,600	226,481,00
05/22/2025	10.50	10.22	10.64	10.51	10.22	-2.39	73	9,500	99,865,00
05/23/2025*	10.24	10.21	11.25	10.75	10.65	4.21	308	51,400	552,640,00

*Updated as of 3:25 p.m.

In this regard, Braskem emphasizes that, due to the various news reports published in the media on May 23, 2025, concerning the sale process of Braskem, the Company, which is neither responsible for nor involved in any potential negotiations conducted by its controlling shareholder (“Shareholder” or “Novonor”) regarding the sale of its equity interest in the Company, promptly questioned its Shareholder on May 23, 2025, as soon as it became aware of the media reports. Novonor provided clarification as described below, which was the subject of a Material Fact disclosed on the same date:

“Dear Sirs,

Novonor S.A. – Em Recuperação Judicial (“Novonor”) hereby informs you that it has received, on this date, a non-binding proposal (“Proposal”) submitted by Petroquímica Verde Fundo de Investimento em Participações – Multiestratégia (“Fund”), an investment vehicle owned by businessman Nelson Sequeiros Tanure, involving shares issued by NSP Investimentos S.A. (“NSP Inv.” and “NSP Inv. Shares”), and has entered into an obligation of exclusivity for negotiating the terms and conditions of the Proposal.

According to the terms described in the Proposal, with the transfer of the NSP Inv. Shares, the Fund intends to become the indirect holder of equity interests representing control of Braskem S.A. (“Braskem”).

The Proposal is subject to assessments evaluations and confirmations for transactions of this nature and is currently under review by Novonor. Among other conditions to which the Proposal is subject, the following are noteworthy: (i) compliance with the obligations assumed by Novonor in relation to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) under the Braskem Shareholders’ Agreement; and (ii) the satisfactory conclusion of negotiations with the banks holding fiduciary assignments of Braskem shares indirectly held by Novonor.

Novonor will keep Braskem informed of any material developments in the discussions related to the Proposal so that it can take appropriate measures in compliance with corporate law and applicable governance rules.

We remain at your disposal for any further clarification.

Sincerely,

Novonor S.A. – Em Recuperação Judicial”

We will keep this Authority duly informed of any developments on the matter and remain at your disposal for any additional clarifications that may be required.

Additional information can be obtained from the Investor Relations Department by phone at +55 11 3576-9531 or by email at braskem-ri@braskem.com.br.

Sincerely,

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.